UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 1

Granite Falls Energy, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

n/a

(CUSIP Number)

Leonard, Street and Deinard Professional Association

Attn: Thomas A. Jensen, Esq.

150 South Fifth Street, Suite 2300

Minneapolis, MN 55402

612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. n/a

1.	Names of Reporting Persons ROLAND “RON” J. FAGEN(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC(2)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,925

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,925

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

(1) Mr. Fagen beneficially owns 1,925 Membership Units indirectly through his voting control over Fagen, Inc.

(2) The 1,925 Membership Units were purchased with the working capital of Fagen, Inc., over which Mr. Fagen has voting control.

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities Exchange Commission on February 13, 2008 (“Schedule 13D”).  Pursuant to this Amendment No. 1 to Schedule 13D, Items 3, 4 and 7 are hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The working capital funds of Fagen, Inc., a Minnesota corporation (“Fagen”), were used to purchase the 1,925 Membership Units held by Fagen.  Mr. Fagen has beneficial ownership of the Membership Units through his voting control over Fagen.   The aggregate purchase price of these Membership Units was $1,840,000.00.

No part of the purchase price for the 1,925 Membership Units beneficially owned by Mr. Fagen was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Fagen’s working capital funds were used as the purchase price consideration paid by Fagen with respect to the Agreement (as defined in Item 4 below).  As described in Item 4 below, if Glacial Lakes Energy, LLC (“Glacial Lakes”), within seven months of the date of the Agreement, enters into an agreement to sell its 6,500 membership units of the Issuer to a third party and closes on the sale of the 6,500 unit membership interest to the third party, then Glacial Lakes must immediately return the purchase price consideration paid by Fagen to Fagen and pay a termination fee to Fagen.

ITEM 4.

Purpose of the Transaction.

On December 4, 2008, Fagen entered into a Membership Unit Purchase Agreement (the “Agreement”) with Glacial Lakes pursuant to which Fagen has agreed to purchase 2,000 Membership Units (the “Units”) from Glacial Lakes for a purchase price of $1,000 per Unit, for an aggregate purchase price $2.0 million, subject to adjustment for any distributions between execution of the agreement and closing.  Under the terms of the Agreement, the purchase price was paid to Glacial Lakes upon execution of the Agreement.  The closing of the transaction is subject to customary conditions, including the accuracy of certain representations and warranties, delivery of Units free and clear of all liens, encumbrances and security interests, and approval of the transfer by the Board of Governors of Granite Falls Energy under its Fifth Amended and Restated Operating and Member Control Agreement.  The closing of the transaction is also subject to Glacial Lakes’ right to complete a sale of its 6,500 unit membership interest to a third party within seven months of the date of the Agreement, provided that Glacial Lakes may waive such condition at any time before the expiration of the seven month period and proceed to closing with Fagen.  Glacial Lakes does not have the right to terminate the Agreement with Fagen, other than if it completes a sale of its 6,500 unit membership interest within the seven month period.  If Glacial Lakes enters into an agreement to sell its 6,500 membership units with a third party and closes on the sale of the 6,500 unit membership interest to the third party, then the Agreement with Fagen will terminate automatically, and Glacial Lakes must immediately return the purchase price paid by Fagen and also pay Fagen a termination fee equal to the amount by which the per unit purchase price that Glacial Lakes receives on the sale of the 6,500 membership units to a third party exceeds the $1,000 per unit purchase price under the Agreement with Fagen, multiplied by 2,000 (the number of units covered by the Agreement with Fagen), plus any distribution adjustment that would have been payable to Fagen if Glacial Lakes had closed on the sale to Fagen under the Agreement.  A copy of the Agreement is included as Exhibit 7.1 to this Amendment No.1 to Schedule 13D.

The Membership Units currently beneficially owned by Mr. Fagen are held for investment purposes.  As described below in Item 6, pursuant to the Issuer’s Fifth Amended and Restated Operating Agreement, Mr. Fagen has the right to appoint one governor to the Issuer’s board of governors.

As of the date of this Amendment No. 1 to Schedule 13D, Mr. Fagen has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that, from time to time or at any time, Mr. Fagen may purchase additional Membership Units, or sell at any time all or a portion of the Membership Units now owned or hereafter acquired by Fagen, Inc. to one or more purchasers:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) a change in the members, or the number or term of the members of the Issuer’s board of governors or management;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) amendment to the Issuer’s articles of organization or operating agreement or other actions which may impede the acquisition of control of the Issuer by any person;

(h) the Membership Units becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) any action similar to any of those enumerated above.

Item 7.	Material to be Filed as Exhibits
7.1 Membership Unit Purchase Agreement by and between Glacial Lakes Energy, LLC and Fagen, Inc. dated December 4, 2008.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2008

/s/ Roland J. Fagen
Roland “Ron” J. Fagen